WASHINGTON TRUST BANCORP, INC.

Filed via EDGAR and Federal Express

June 22, 2007

Ms. Sharon Blume
Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:         Washington Trust Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 0-13091

Dear Ms. Blume:

This letter is submitted on behalf of Washington Trust Bancorp, Inc. (the “Company” or “Washington Trust”) in response to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter dated June 12, 2007 (the “Comment Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006, File Number 0-13091, which was filed with the Commission on March 14, 2007 (the “Form 10-K”), and the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2007, which was filed with the Commission on May 9, 2007.

For reference purposes, the text of the Comment Letter has been reproduced herein with the responses below each numbered comment.

10-K for the Period Ended December 31, 2006

Comment Number 1:

Results of Operations
Noninterest Income, page 27

We note your disclosure here and in the second “Risk Factor” on page 12, that revenue from wealth management services is largely dependent on the value of wealth management assets under administration.  Please tell us, and in future filings separately quantify the changes in wealth management assets under administration attributable to customers’ net cash flows and changes in the value of the portfolio.

Ms. Sharon Blume
Securities and Exchange Commission
June 22, 2007

Response to Comment Number 1:

We have been in the process of refining our ability to measure these amounts with a precision level suitable for disclosure.  For periods subsequent to December 31, 2006, we will be able to and we will quantify the changes in wealth management assets under administration attributable to customers’ cash flows and changes in the value of the portfolio in the Company’s future filings.  In response to your request, for the year ended December 31, 2006, we believe that approximately 70% of the total increase in assets under administration was attributable to net market appreciation and income.

Comment Number 2:

Item 9A – Controls and Procedures, page 92

We note your disclosure that your chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures were adequate.  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please tell us, and in future filings disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures.

Response to Comment Number 2:

The chief executive officer and the chief financial officer have concluded that the disclosure controls and procedures were effective as of December 31, 2006 and March 31, 2007.  The conclusions regarding effectiveness will be disclosed in the Company’s future filings.

Comment Number 3:

Exhibits 31.1 and 31.2
Section 302 Considerations

In future filings, please exclude the word “annual” from paragraphs 2,3, and 4 of your certifications and reference only the “report” on Form 10-K.  The certifications should be in the exact form as set forth in Item 601(b) (31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response to Comment Number 3:

The certifications in the Company’s future filings will be in the exact form as specified in your Comment Number 3.

10-Q for the Period Ended March 31, 2007

Ms. Sharon Blume
Securities and Exchange Commission
June 22, 2007

Comment Number 4:

Condensed Notes to Consolidated Financial Statements, page 6
Note 8.  Borrowings, page 12

We note you paid approximately $6.7 million in earn out payments during the first quarter of 2007.  Please tell us the specific line item in which the payments are reported in your Consolidated Statements of Cash Flows.  As these payments represent an additional element of cost of the acquired entity, please tell us your basis for classifying them in a category other than investing activities (if applicable).  Refer to paragraph 28 of SFAS 141 and paragraph 17 of SFAS 95.

Response to Comment Number 4:

The payment is included in the line “Net increase (decrease) in other borrowings” in the “Cash flows from financing activities” category.  We agree that the referenced literature calls for this transaction to be classified in the “Cash flows from investing activities” category of the Statement of Cash Flows.  We will reclassify the transaction appropriately in the Company’s future filings.  We would also note that it is our belief that the difference in classification category for this specific transaction would not have adversely influenced an investor’s investment decision for the following reasons: (i) the payment amount was relatively small in comparison to the on-balance sheet liquidity reported by the Company in the form of cash and cash equivalents amounting to $60.4 million and $71.9 million at March 31, 2007 and December 31, 2006, respectively, and (ii) because the gross amounts of cash inflows and outflows presented in Cash Flow Statements for the Company and other financial institutions are relatively large due to the nature of the business, the amount of the transaction was not significant in comparison to the gross amounts of cash inflows and outflows presented in either the financing activities category or investing activities category as shown below:

$ in thousands
	Inflows	Outflows	Net
Amounts as presented in Form 10-Q:
Cash flows from investing activities	$42,405	$(54,254)	$(11,849)
Cash flows from financing activities	187,405	(192,291)	(4,886)

Reclassified amounts:
Cash flows from investing activities	42,405	(60,974)	(18,569)
Cash flows from financing activities	194,125	(192,291)	1,834

Ms. Sharon Blume
Securities and Exchange Commission
June 22, 2007

Other Matter

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *            *            *

If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (401) 348-1319.

Sincerely,

/s/ David V. Devault

David V. Devault
Executive Vice President, Secretary, Treasurer
and Chief Financial Officer